June 4, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jay Ingram

Re:	Clearwater Ventures, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 29, 2014 File No. 333-195607

Dear Mr. Ingram:

I write on behalf of Clearwater Ventures, Inc., (the “Company”) in response to the Staff’s letter of June 4, 2014, by Jay Ingram, Legal Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed May 1, 2014, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Procedures for Subscribing, page 14

1. We note your disclosure that subscriptions for less than the minimum subscription amount will be automatically rejected. Please disclose your anticipated time frame for returning funds from rejected subscriptions.

In response to this comment, the Company has added the following disclosure on page 14 under the “Procedures for Subscribing” subheading:

“Funds for rejected subscriptions will be returned within ten (10) business days.”

Certain Relationships and Related Transactions, page 25

2. We note your response to comment 11 of our letter dated May 27, 2014. We reissue our comment in part. Please file any agreement you have with Mr. Brown as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Brown, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

In response to this comment, the Company has added a written description of its oral arrangement with Mr. Brown regarding use of his home for office space as new Exhibit 10.3. This arrangement, together with the agreements previously filed as Exhibits 10.1 and 10.2, comprise the entirety of the Company’s agreements with Mr. Brown.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Rory Vohwinkel

Rory Vohwinkel

Enclosure (Acknowledgment by the Company)